Singlepoint Inc.

3104 E Camelback Rd #2137

VIA EDGAR

December 12, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Singlepoint Inc. Registration Statement on Form S-1 (File. No. 333-267779) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Singlepoint Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on December 14, 2023, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Stephen E. Older of McGuireWoods LLP at (212) 548-2122.

Thank you for your assistance in this matter.

Sincerely,

Singlepoint Inc.

/s/ Wil Ralston
Wil Ralston, Chief Executive Officer